News Release

TransAlta Announces Acquisition of Long-Term Contracted Solar and Wind Assets

CALGARY, Alberta (July 27, 2015) – TransAlta Corporation (“TransAlta”) (TSX: TA; NYSE: TAC) announced today the acquisition of 71 megawatts (MW) of long-term contracted renewable generation assets from an affiliate of Rockland Capital LLC for a purchase price of US$ 75.8 million, together with the assumption of certain tax equity obligations and US$ 41.8 million of non-recourse project debt. The assets acquired include 21 MW of solar projects located in Massachusetts and a 50 MW wind facility in Minnesota. The assets are contracted under long-term power purchase agreements ranging from 20 – 30 years with several high quality counterparties. The acquisition is subject to customary regulatory approvals and is expected to close by the end of September 2015.

“The acquisition marks our first solar project and aligns with our strategy of growing our renewables platform, diversifying our portfolio, and increasing the pipeline of assets for potential future drop-downs into TransAlta Renewables” said Dawn Farrell, President and Chief Executive Officer of TransAlta. “The expansion into new geographic markets and technologies further enhances our position as a leader in renewable energy and provides potential for future opportunities in the U.S solar and wind space.”

The solar facilities, consisting of four ground mounted projects and four roof-top projects, are all long-term contracted with solid cash flows from multiple counterparties. The solar assets are qualified under phase one of the Massachusetts Solar Renewable Energy Credit (SREC-I) program, established to encourage investment in distributed solar generation. The wind facility, which uses 32 GE 1.5 MW XLE turbines, has been operational since March 2014 and is contracted under three long-term power purchase agreements until 2034 with high quality counterparties.

Investment Highlights:

•	Attractive cash-on-cash yield acquisition metrics of approximately 9.6%, and TEV/EBITDA of 8.8x
•	Expands TransAlta’s renewable platform in the U.S. and into solar
•	Combined with the recent wind assets to be acquired through the Suncor transaction, expands the potential drop-down candidates for TransAlta Renewables
•	Long-term contracted cash flows with high quality counterparties
•	Provides further geographic, technology and counterparty diversification

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward Looking Statements:

This news release contains forward looking statements within the meaning of applicable securities laws, including statements regarding the business and anticipated financial performance of TransAlta. In particular, this news release contains forward looking statements pertaining to, among other things, completion of the acquisition of the Massachusetts solar assets and the Lakeswind wind farm and the associated benefits therefrom; expectations and plans for future growth, including expansion into existing and new markets; a forecast of the expected cash-on-cash yield and the potential for the drop-down of assets to TransAlta Renewables Inc. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include failure to satisfy the conditions to the closing of the transaction, including regulatory approvals being satisfied or met, changes in the market place in which the Massachusetts solar or Lakeswind facilities operate, failure to proceed with the sale of contracted assets or economic interests to TransAlta Renewables, legislative or regulatory developments, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, and other risk factors contained in the Company's annual information form. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor Inquiries:	Media Inquiries:

Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com

Jaeson Jaman
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com